UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 1, 2016**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 1, 2016, American Independence Corp. issued a press release announcing results of operations for the three months ended March 31, 2016, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated August 1, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 1, 2016
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.	**CONTACT: LOAN NISSER**
485 MADISON AVENUE	**(646) 509-2107**
NEW YORK, NEW YORK 10022	**www.americanindependencecorp.com**
NASDAQ – AMIC	

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2016 FIRST-QUARTER RESULTS**

New York, New York, August 1, 2016.   American Independence Corp. (NASDAQ: AMIC) today reported 2016 first-quarter results.

Financial Results

AMIC completed the sale of IHC Risk Solutions LLC ("Risk Solutions") and the medical stop-loss business it produced on March 31, 2016 and realized an after tax gain of approximately $114 million. In addition, under the purchase and sale agreement, all of the in-force medical stop-loss business of Independence American produced by Risk Solutions is 100% co-insured as of January 1, 2016. AMIC's block of medical stop-loss business is in run-off. The sale of Risk Solutions and exit from the medical stop-loss business represents a strategic shift that will have a major effect on the Company's operations and financial results. The disposal transaction qualifies for reporting as discontinued operations in the first quarter of 2016.

AMIC reported net income of $114.2 million ($14.10 per diluted share) for the three months ended March 31, 2016 compared to $0.7 million ($.09 per diluted share) for the three months ended March 31, 2015. Income from continuing operations was $0.4 million ($.03 per diluted share), and $0.3 million ($.03 per diluted share), for the three months ended March 31, 2016 and 2015, respectively.

Revenues decreased to $29.4 million for the three months ended March 31, 2016 compared to revenues of $39.4 million for the three months ended March 31, 2015, primarily due to the sale of Risk Solutions and the exit from the medical stop-loss business.

Independence Holding Company ("IHC") has announced a "going private" transaction by way of a statutory "short-form" merger of AMIC with and into AMIC Holdings, Inc. ("Holdings"), a newly formed subsidiary into which IHC and one of its subsidiaries will contribute their shares of AMIC common stock, with Holdings continuing as the surviving corporation. Once the transaction is consummated, Holdings will own all of the outstanding shares of common stock of AMIC. IHC is under no obligation to consummate the merger and could decide to withdraw from the transaction at any time before it becomes effective.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "Our financial condition and balance sheet remain strong. As previously announced, AMIC completed the sale of IHC Risk Solutions LLC and the stop-loss business it produced on March 31, 2016 and realized an after tax gain of approximately $114 million. AMIC has re-positioned itself as a specialty health underwriter and sales and marketing company, and produced solid growth and underwriting results in these lines in the first quarter. Our occupational accident line has been underperforming, and we are implementing changes to improve our results."

About American Independence Corp.

American Independence Corp. (AMIC) is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers non-subscriber occupational accident, pet insurance, short-term medical, vision, dental and various supplemental products. Through its subsidiaries IHC Specialty Benefits, Inc. (including through www.healthedeals.com and www.aspiraAmas.com), IPA Direct, LLC and IPA Family, LLC, AMIC markets products underwritten by its affiliated companies and various products (including ACA plans and medical stop-loss) on behalf of unaffiliated carriers.

Forward-Looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

American Independence Corp.
Condensed Consolidated Statements of Income
(In thousands, except per share data)
(Unaudited)

		Three Months Ended March 31,		
		2016		**2015**
REVENUES:				
Premiums earned	$	21,096	$	36,217
Agency income		5,500		2,477
Net investment income		1,470		599
Net realized investment gains (losses)		214		141
Other income		1,122		1
		29,402		39,435
EXPENSES				
Insurance benefits, claims and reserves		14,966		23,970
Selling, general and administrative expenses		13,506		14,952
Amortization and depreciation		280		115
		28,752		39,037
Income from continuing operations before income taxes		650		398
Provision for income taxes		234		140
Income from continuing operations		416		258
Discontinued operations: (Note 3)				
Income from discontinued operations, before income taxes		122,034		837
Income taxes on discontinued operations		8,069		324
Income from discontinued operations		113,965		513
Net income		114,381		771
Less: Net (income) loss attributable to the non-controlling interest		178		49
Net income attributable to American Independence Corp.	$	114,203	$	722
Basic income per common share:				
Income from continuing operations	$	.03	$	.03
Income from discontinued operations		14.07		.06
Basic income per common share	$	14.10	$	.09
Weighted-average shares outstanding		8,101		8,079
Diluted income per common share:				
Income from continuing operations	$	.03	$	.03
Income from discontinued operations		14.04		.06
Basic income per common share	$	14.07	$	.09
Weighted-average diluted shares outstanding		8,119		8,094

American Independence Corp.
Condensed Consolidated Balance Sheets
(In thousands, except per share data)

	March 31, 2016 (Unaudited)	December 31, 2015
ASSETS:		
Investments:		
Securities purchased under agreements to resell	$ 1,629	$ 4,595
Fixed maturities available-for-sale, at fair value	181,158	84,933
Equity securities available-for-sale, at fair value	2,603	2,594
Total investments	185,390	92,122
Cash and cash equivalents	134,415	4,861
Restricted cash	966	1,377
Accrued investment income	769	727
Premiums receivable	16,005	16,654
Net deferred tax asset	15,848	13,944
Due from reinsurers	19,987	4,950
Goodwill	5,703	5,703
Intangible assets	13,086	13,327
Due from securities brokers	111	1,051
Other assets	18,037	10,540
Assets attributable to discontinued operations	-	31,718
TOTAL ASSETS	$ 410,317	$ 196,974
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 47,386	$ 43,764
Premium and claim funds payable	966	1,377
Commission payable	8,444	5,817
Accounts payable, accruals and other liabilities	13,346	11,192
Debt	2,250	3,189
State income taxes payable	5,882	-
Due to securities brokers	99,777	-
Due to reinsurers	8,896	100
Liabilities attributable to discontinued operations	953	24,337
Total liabilities	187,900	89,776
STOCKHOLDERS' EQUITY:		
American Independence Corp. stockholders' equity:		
Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding	-	-
Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,101,883 and 8,088,105 shares outstanding, respectively	92	92
Additional paid-in capital	88,648	88,637
Accumulated other comprehensive gain (loss)	484	(197)
Treasury stock, at cost, 1,079,910 and 1,093,688 shares, respectively	(10,033)	(10,161)
Retained earnings	139,749	25,549
Total American Independence Corp. stockholders' equity	218,940	103,920
Non-controlling interest in subsidiaries	3,477	3,278
Total equity	222,417	107,198
TOTAL LIABILITIES AND EQUITY	$ 410,317	$ 196,974